As filed with the Securities and Exchange Commission on January 9, 2004

Registration Nos. 811-21088

005-79429

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MERCANTILE ABSOLUTE RETURN FUND LLC

(Name of Subject Company (Issuer))

MERCANTILE ABSOLUTE RETURN FUND LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Jennifer E. Vollmer, Esq.

Mercantile Capital Advisors, Inc.

Two Hopkins Plaza

Baltimore, MD 21201

(410) 237-5106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Elliott Cohan, Esq.

Kramer, Levin Naftalis & Frankel

919 Third Avenue

New York, NY 10022

(212) 715-9512

December 29, 2003

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $2,500,000 (a)	Amount of Filing Fee: $202.25 (b)

(a) Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $80.90 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $202.25	Filing Party: Mercantile Absolute Return Fund LLC
Form or Registration No.: Schedule TO – I, Registration No. 005-79429	Date Filed: December 29, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on December 29, 2003 by Mercantile Absolute Return Fund LLC (the “Company”).

Throughout the Statement, Exhibit A to the Statement (Cover Letter to Offer to Purchase and Letter of Transmittal), Exhibit B to the Statement (Offer to Purchase), Exhibit C to the Statement (Letter of Transmittal) and Exhibit D to the Statement (Notice of Withdrawal), all references to January 26, 2004 shall be deleted and replaced with January 27, 2004.

Notice of this amendment in the form of the letter attached hereto as Exhibit 1 will be sent to all members of the Company who received the Offer to Purchase and the Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on December 29, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

MERCANTILE ABSOLUTE RETURN FUND LLC

By:	/s/ John J. Pileggi

Name: John J. Pileggi Title: President

January 9, 2004

EXHIBIT INDEX

EXHIBIT

1	Form of Letter From the Company to Members Relating to Amendment No.1 to the Schedule TO